Exhibit 99.1

Harry Winston Diamond Corporation's Fiscal 2011 Third Quarter Results to be released Thursday, December 9, 2010

TORONTO, Nov. 24 /CNW/ - Harry Winston Diamond Corporation (TSX: HW, NYSE: HWD) (the "Company"), will release its Fiscal 2011 Third Quarter results for the period ended October 31, 2010, after market hours on Thursday, December 9, 2010.

Beginning at 8:30AM (EST) on Friday, December 10, the Company will host a conference call for analysts, investors and other interested parties. Listeners may access a live broadcast of the conference call on the Company's investor relations web site at http://investor.harrywinston.com or by dialing 866-543-6408 within North America or 617-213-8899 from international locations and entering passcode 29982663.

An online archive of the broadcast will be available by accessing the Company's investor relations web site at http://investor.harrywinston.com. A telephone replay of the call will be available one hour after the call through 11:00PM (EST), Friday, December 24, 2010 by dialing 888-286-8010 within North America or 617-801-6888 from international locations and entering passcode 56445791.

About Harry Winston Diamond Corporation

Harry Winston Diamond Corporation is a specialist diamond enterprise with assets in the mining and retail segments of the diamond industry. Harry Winston supplies rough diamonds to the global market from its 40 per cent ownership interest in the Diavik Diamond Mine.

The Company's retail division is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris, London, Beijing, Tokyo, and Beverly Hills.

The Company focuses on the two most profitable segments of the diamond industry, mining and retail, in which its expertise creates shareholder value. This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company's overall performance.

For more information, please visit www.harrywinston.com or for investor information, visit http://investor.harrywinston.com.

%CIK: 0000841071

For further information: Ms. Kelley Stamm, Manager, Investor Relations - (416) 362-2237 ext 223 or kstamm@harrywinston.com

CO: Harry Winston Diamond Corporation

CNW 14:39e 24-NOV-10